Filed pursuant to Rule 433

Registration No. 333-130932

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

September 6, 2007

2007 Series B 5.95% Senior Notes due 2017

Issuer:	Virginia Electric and Power Company

Principal Amount:	$600,000,000

Expected Ratings (Moody’s/S&P/Fitch):	Baa1 (stable outlook)/BBB (positive outlook)/BBB+ (stable outlook)

Trade Date:	September 6, 2007

Settlement Date:	September 11, 2007

Final Maturity Date:	September 15, 2017

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	March 15, 2008

Call Provisions:	Make Whole Call at T+ 25 bps

Treasury Benchmark:	4 3/4% due August 15, 2017

Benchmark Yield:	4.502%

Spread to Benchmark:	+ 150 bps

Reoffer Yield:	6.002%

Coupon:	5.95%

Price to Public:	99.612%

Proceeds to Company Before Expenses:	98.962%

CUSIP/ISIN:	927804 FC3/US927804FC37

Joint Book-Running Managers:	Goldman, Sachs & Co., Lehman Brothers Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Goldman, Sachs & Co.	1-866-471-2526 (toll free)
Lehman Brothers Inc.	1-888-603-5847 (toll free)

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.